UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Election of Officer

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Section 4, of Law No. 6,404/76 and the provisions of Resolution CVM No. 44/21, hereby informs its shareholders and the market in general that the Oi’s Board of Directors elected on this date Mr. Rogerio Takayanagi to assume, as of November 1, the position of Officer, without specific designation, reporting to the Chief Executive Officer.

Rogerio Takayanagi has over 20 years of experience in the Telecom sector, with responsibility for several areas such as marketing, innovation and startups, sales, operations, corporate finance, M&A, strategy and technology. He worked in Brazil and abroad, having worked as a consultant and executive in companies such as Promon, Value Partners and TIM, where he was the executive responsible for launching the fiber broadband operation. Rogério is an electrical engineer graduated from Escola Politécnica de São Paulo, with a postgraduate degree in business administration from FGV-SP.

At Oi since April 2020, he is currently responsible for the Strategy and Customer Experience Department, where he where been one of those responsible for conducting the Company's transformation process and its strategic plan.

Oi reaffirms its commitment to keep its shareholders and the market informed about the relevant and significant aspects of its business.

Rio de Janeiro, October 27, 2021.

Oi S.A. – Em Recuperação Judicial

Cristiane Barretto Sales

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Cristiane Barretto Sales

Name: Cristiane Barretto Sales

Title: Chief Financial Officer and Investor Relations Officer